Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

June 11, 2015

VIA EDGAR AND OVERNIGHT

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed September 4, 2014 File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on October 1, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to the Amendment No. 1 to the Registration Statement filed on September 4, 2014. Amendment No. 2 reflects revisions to the Registration Statement in response to the Staff’s comments.

General

1.	We note your disclosure beginning on page 47 regarding a proposed distribution and that your intended initial annual distribution rate has been established based on your estimate of cash available for distribution. We further note that you purchased nine homes as of January 10, 2013 and purchased 150 homes as of October 31, 2013. As you have not completed a full year of operations with significant operating properties and the average months remaining on your annual leases is 6.9 months, please provide a detailed analysis regarding your basis for a proposed distribution and your estimate of cash available for distribution. We may have further comment.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

Response:

Please note that the Company has revised its estimated distribution calculation along with the accompanying pro forma financial statements. The Company’s estimate of cash available for distribution is now based on its pro forma results through March 31, 2015 and thus incorporates significantly more operating history than in the Amendment No. 1. Please see pages 50 and 51 of the prospectus section “Distribution Policy”.

2.	We note your response to comment 3 of our letter dated June 23, 2014. We will continue to monitor for disclosure regarding the use of proceeds of this offering. To the extent that you do not identify assets to be acquired with the proceeds of the offering, we may have further comment.

Response:

Please be advised that the Company has entered into purchase agreements for the acquisition of up to 240 additional homes for the aggregate purchase price of up to approximately $18,118,000. The Company intends to apply up to 81% of the net proceeds of this offering towards the purchase of the 240 homes. Appropriate disclosure of the proposed acquisitions is provided in the prospectus section “Use of Proceeds”, on page 49, and elsewhere through the prospectus (including the historical and pro forma financial statements).

3.	We note your response to comment 6 in our letter dated June 23, 2014 and that you have not provided the information required by Rule 8-06 of Regulation S-X for any of your 2012, 2013 and 2014 acquisitions of residential homes. Please write to the Division of Corporation Finance, Chief Accountant's Office (CF-OCA), regarding your analysis of these requirements and your inability to provide the Rule 8-06 financial information for these acquisitions and any newly consummated or probable acquisitions, if applicable.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

Response:

Please be advised that the Amendment No. 2 now includes the historical and pro forma financial statements for all actual and probable significant acquisitions of real estate portfolios as required by Rules 8-05 and 8-06 of Regulation S-X.

Prospectus Summary

4.	We note your response to comment 8 of our letter dated June 23, 2014. We further note the revised disclosure that you determine the discount to replacement cost by comparing your costs per square foot to the national average based on the most recent construction survey conducted by the National Association of Homebuilders in 2011. Please briefly explain to us how you consider this survey to support a current discount to replacement cost or update, as applicable.

Response:

The Company has deleted from the Amendment No. 2 all references to the discount to replacement cost.

5.	With respect to your portfolio tables on pages 5 and 6, please revise to provide your average cost for each property and break out the purchase price and any initial renovation costs. To the extent that you have no initial renovation costs, please revise to clarify. In addition, please disclose the year of purchase.

Response:

Please be advised that the referenced tables, which now appear on pages 6 and 100-101 of the prospectus, have been revised to provide the Company’s average cost for each property. Please be further advised that the Company does not incur renovation costs to any meaningful degree. Please also note that page 63 of the prospectus includes an additional table that presents the Company’s acquisition activity by year purchased.

6.	We note the organizational chart on page 9 and footnote (2). Please revise to clarify how the holdings of your existing stockholders total 100% and confirm that you will include the ownership percentages after giving effect to this offering.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

Response:

The requested changes have been made to the chart that now appears on page 10 of the prospectus.

Distribution Policy, page 47

7.	We note your response to comment 16 in our letter dated June 23, 2014 and your revisions to the table on page 48. Notwithstanding our comment above, please further revise to specifically disclose how you determined your estimate for capital and improvement costs. You note that it is based on management’s experience; please clarify as we note that you have a limited operating history. Also, please revise your table to present the Reserve for capital and improvement costs as estimated cash flows used in investing activities.

Response:

The Company has revised the distribution policy disclosure to reflect the reserve for leasing costs and capital improvements as estimated cash flows used in investing activities. The reserve is based on the Company’s actual past leasing costs and capital improvements, and has been applied by the Company as an amount per home in order to account for costs on its planned future acquisitions as well. Please see page 51 of the prospectus.

Historical and Pro Form Financial Information, page 48

8.	We note your response to comment 20 in our letter dated June 23, 2014 and your revision to your filing. Please tell us your basis for including the 2013 and 2014 portfolio acquisitions in your pro forma statements of operations; we note that Rule 8-05 of Regulation S-X states that pro forma information should be included if the financial statements of a business acquired or to be acquired are presented. We note that you have only presented audited balance sheets for the acquisitions and that the historical income statements of the businesses acquired have been excluded. Please advise.

Response:

Please be advised that the Amendment No. 2 now includes the historical and pro forma financial statements for all actual and probable significant acquisitions of real estate portfolios as required by Rules 8-05 and 8-06 of Regulation S-X.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

9.	Notwithstanding our comment above, please tell us why you believe the adjustments to rental income and rental expenses in your pro forma statements are factually supportable. Please address rental income and each type of rental expense separately (i.e., repairs and maintenance, property and liability insurance, property management fees, property taxes, leasing and turnover costs, and HOA and other). Discuss how you considered uncertainty of the outcomes related to these adjustments.

Response:

The Amendment No. 2 presents the Company’s pro forma rental income and expense based on the prior or current owner’s actual operating history for the applicable periods. Pro forma results have been adjusted to account for the Company’s estimated property management costs based on its contractual arrangements, and the Company’s estimates for depreciation and amortization are based on its purchase price allocations.

10.	We note your adjustment (e) to your Pro Forma Statement of Operations for the six months ended June 30, 2014 and your adjustment (f) to your Pro Forma Statement of Operations for the year ended December 31, 2014. It appears that the actual interest rates could vary from the interest rate depicted. Please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Response:

The footnote on pages 16-17 and 54-55 of the prospectus now discloses the effect on interest cost should the interest rate increase 0.125% over the applicable period.

11.	Please revise the discussion of your Other Data to clarify how impairments are considered in your FFO measure as well as NAREIT’s definition of FFO.

Response:

The Company has added the NAREIT definition of FFO and disclosure mentioning that impairment losses are excluded from the calculation of FFO. Please see pages 18 and 56 of the prospectus. Please be advised that through March 31, 2015, the Company has not incurred any losses due to impairments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

12.	We note your disclosure on page 26 that, as of July 31, 2014, you had 20 tenants that were behind in their rent. We note that this appears to be approximately 7% of your total portfolio. Please revise to discuss how you track such tenants, your underwriting criteria and whether you believe this is a trend. Also, tell us the impact these delinquencies have on your revenue recognition and accounts receivable balances, if any.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

Response:

Please be advised that the reference to the 20 tenants behind on their rent included all tenants that as of such date were one or more days delinquent on a rental payment. The Company believes that a 7% delinquency rate of one day or more is not uncommon in the real estate rental industry and that most of these tenants bring their accounts current in time. The Company’s historical credit loss on rental payments receivable has been less than 3%. The Company believes that credit loss on rental payments receivable is a more meaningful statistic and has provided appropriate disclosure on pages 64 and 65 of the prospectus section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Proactive Asset Management, page 95

13.	Please revise to provide a description of your resident base, including some quantification and breakdown of resident characteristics, such as age range, income coverage, number of adults per home and household income.

Response:

The resident base of the Company’s homes varies according to location, however, some key characteristics can be identified.  The median household income of the Company’s tenants is approximately $50,000.  The average tenant is approximately 36 years of age and the average household size is approximately 2.6 residents. Appropriate disclosure has been provided on page 104 of the prospectus.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

Financial Statements

Consolidated Financial Statements for the year ended December 31, 2013, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Property Acquisitions, page F-10

14.	We note your response to comment 34 in our letter dated June 23, 2014 and your revision to your filing. It appears that you capitalize acquisition related costs. Please tell us how your accounting policy complies with paragraph 23 of ASC 805-10-25. Within your response, please tell us the amount of acquisition expenses incurred that have been capitalized for all periods presented.

Response:

The Company has restated its financial statements as of and for the fiscal year ended December 31, 2013 to correctly expense its acquisition costs as opposed to capitalizing those expenditures. The Company’s financial statements as of and for the fiscal year ended December 31, 2014 and as of and for the quarter ended March 31, 2015 also reflect the expensing of these costs.

15.	We note your response to comment 35 in our letter dated June 23, 2014. Please further explain how management determined that the value of acquired in-place lease intangibles is insignificant. In your response, tell us how you considered lost rental revenue and carrying costs during the time it would take to locate a tenant. Furthermore, please tell us what market participant characteristics you relied upon in your valuation. Please refer to ASC 805-20.

Response:

The Company has restated its financial statements as of and for the fiscal year ended December 31, 2013 to reflect a value for in-place lease intangibles relating to its acquisition of leased portfolios upon considering lost revenue and carrying costs during vacancy periods. The Company’s financial statements as of and for the fiscal year ended December 31, 2014 and as of and for the quarter ended March 31, 2015 also reflect the Company’s in-place lease costs as an intangible asset.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

June 11, 2015

_____________________

16.	We note your response to comment 35 in our letter dated June 23, 2014 which states that the purchase price of the homes was less than the indicated for-sale market price of a home to end-users. Please tell us how you concluded that you determined fair value using the principal or most advantageous market. Please refer to ASC 820-10.

Response:

The Company has removed all references relating to purchasing its home portfolios at less than fair market value and has allocated its purchase price in accordance with ASC 805.

***

Please be advised that the Company engaged The London Group Realty Advisors to provide an updated report on the real estate industry in the Company’s present markets. A copy of the report is enclosed, and is being provided via overnight mail, pursuant to Rule 418 under the Securities Act.

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.
PKF Certified Public Accountants, A Professional Corporation
Squar, Milner, Peterson, Miranda & Williamson, LLP
Ellenoff Grossman & Schole LLP
Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501